UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(D) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 9, 2018

Bay Bancorp, Inc.

(Exact name of registrant as specified in its charter)

Maryland	000-23090	52-1660951
(State or other jurisdiction of	(Commission file number)	(IRS Employer
incorporation or organization)		Identification No.)

7151 Columbia Gateway Drive, Suite A, Columbia, MD	21046
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (410) 737-7401

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☒     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐     Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐     Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2). Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

As previously announced, Bay Bancorp, Inc. (the “Company”), the parent company of Bay Bank, FSB (the “Bank”), and Old Line Bancshares, Inc. (“Old Line”), the parent company of Old Line Bank, entered into an Agreement and Plan of Merger, dated as of September 27, 2017 (the “Merger Agreement”), pursuant to which the Company will merge with and into Old Line, with Old Line as the successor (the “Merger”), and the Bank will merge with and into Old Line Bank, with Old Line Bank as the successor (together with the Merger, the “Transactions”). The Merger Agreement and its related agreements provide that consummation of the Transactions is subject to certain closing conditions, including the receipt of required regulatory approvals. Such approvals include the receipt of approvals from the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), the Federal Deposit Insurance Corporation (the “FDIC”) and the Maryland Commissioner of Financial Regulation (the “Maryland Commissioner”). In addition, the Merger will result in H Bancorp LLC, the top-tier bank holding company of the Company and the Bank, becoming the owner of more than 5.0% of the outstanding voting securities of Old Line and, indirectly, Old Line Bank, and that acquisition is subject to the separate approval of Federal Reserve Board.

Old Line and H Bancorp LLC received the required approvals from the Federal Reserve Board on March 2, 2018, and Old Line Bank received the required approvals from the FDIC on March 6, 2018 and from the Maryland Commissioner on March 9, 2018. Accordingly, all required regulatory approvals with respect to the Transactions have now been received.

The consummation of the Transactions remains subject to various other conditions to closing, including, without limitation, that the Merger be approved by the stockholders of each of Old Line and the Company.

Important Information for Investors and Stockholders

This report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This report contains statements relating to a proposed merger between the Company and Old Line that is the subject of a joint proxy statement/prospectus (the “Prospectus”) that has been filed with the Securities and Exchange Commission (the “SEC”) by Old Line as part of its Registration Statement on Form S-4.  The Company filed the Prospectus with the SEC as a definitive proxy statement under cover of Schedule 14A in connection with its solicitation of proxies for the special meeting of stockholders relating to the approval of the Merger.

This report is not a substitute for the Prospectus or any other document that the Company or Old Line has filed or may file with the SEC or has sent or may send to its stockholders in connection with the proposed merger. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC OR SENT TO STOCKHOLDERS AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER, INCLUDING A DESCRIPTION OF THE INTERESTS IN THE MERGER OF CERTAIN OF THE COMPANY’S EXECUTIVE OFFICERS AND DIRECTORS.

The Prospectus and any other documents filed by the Company or Old Line may be obtained free of charge from the SEC’s website, www.sec.gov. The Company’s stockholders and investors may also obtain the Prospectus and any other documents that the Company files with the SEC free of charge from the Company’s website, www.baybankmd.com, under the tab “About Us” and then the tab “Investor Relations” and then under the heading “SEC Filings,” or by requesting them in writing to Bay Bancorp, Inc., 7151 Columbia Gateway Drive, Suite A, Columbia, Maryland 21046, Attention: Investor Relations. Stockholders and investors of Old Line may obtain copies of the documents that Old Line files with the SEC free of charge from Old Line’s website, www.oldlinebank.com, under the tab “Investor Relations” and then under the heading “SEC Filings”, or by requesting them in writing to Old Line Bancshares, Inc., 1525 Pointer Ridge Place, Bowie, Maryland 20716, Attention: Investor Relations.

Participants in the Transaction

Old Line, the Company and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Old Line and the Company in connection with the Merger. Information regarding the interests of these participants and other persons who may be deemed participants in the Merger may be obtained by reading the Prospectus regarding the Merger when it becomes available. Additional information about the directors and executive officers of Old Line and their ownership of Old Line common stock is set forth in the definitive proxy statement for Old Line’s 2017 annual meeting of stockholders, as previously filed with the SEC on April 20, 2017 and available as noted above. Information about the directors and executive officers of the Company and their ownership of Company common stock is set forth in the definitive proxy statement for the Company’s 2017 annual meeting of stockholders, as previously filed with the SEC on April 12, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BAY BANCORP, INC.

Dated: March 9, 2018	By:	/s/ Joseph J. Thomas
Joseph J. Thomas
President & CEO

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